

Jardines

JARDINE MATHESON HOLDINGS LIMITED
Securities and Exchange Commission File No.82-2963

Jardine Matheson Limited
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
gsd@jardines.com

Group Secretariat



03045084

26th November 2003

Securities & Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

SUPPL

03 DEC -5 AM 7:2

Dear Sir

Jardine Matheson Holdings Limited ("JMH")
Director's Share Transactions

In accordance with the requirements under the listing rules of the UK Listing Authority, notifications have been made to the UK Listing Authority on behalf of JMH of the following Director's share transactions:-

Name of Director	Nature of Transaction	Date of Transaction	No. of Shares Involved	Price Per Share
A J L Nightingale	Exercise of Options	26/11/2003	+ 85,000 (acquired)	US$6.635
	Sale of Shares	26/11/2003	- 85,000 (sold)	US$8.80

Yours faithfully
JARDINE MATHESON LIMITED

Neil M McNamara
Group Corporate Secretary

PROCESSED
JAN 13 2004
THOMSON FINANCIAL

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